UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On October 4, 2023, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) hosted a webcast presentation to discuss positive initial clinical data from the first dose cohort of the Phase 1/2 GALILEO-1 clinical trial evaluating FLT201, its adeno-associated virus gene therapy candidate in Gaucher disease type 1. The presentation materials and the accompanying commentary by the Company inadvertently stated that the second patient dosed with FLT201 was taken off substrate reduction therapy (“SRT”) two weeks after dosing. While the trial investigator’s decision to take the patient off SRT was based on results from assessments taken two weeks after dosing, the patient was taken off SRT five weeks after dosing when the results of the two-week assessments became available. On October 6, 2023, the Company released an updated investor presentation on its website at https://freeline.life/investors/events/. A copy of the updated presentation is attached as Exhibit 99.1 and incorporated by reference herein.

The information contained in this Report on Form 6-K, including Exhibit 99.1 and any information on the Company’s website, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

(d) Exhibits

Exhibit No.	Description
99.1	Investor presentation by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: October 6, 2023	By:	/s/ Michael J. Parini
	Name:	Michael J. Parini
	Title:	Chief Executive Officer